UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: July 8, 2019

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10990 Wilshire Blvd

Penthouse

Los Angeles, California 90024-3898

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS

Amendment to Loan Agreements

On July 8, 2019, but effective June 20, 2019, Hightimes Holding Corp. and its wholly owned subsidiary (together, the “Company”) entered into a ninth amendment to the loan and security agreement (the “Ninth Amendment”) with ExWorks Capital Fund L.P (“ExWorks”). As was previously reported in our Current Report on Form 1-U dated June 20, 2019, the Company received an additional $600,000 in funding (“Additional Funding”) from ExWorks pursuant to the terms of the Ninth Amendment. The Additional Funding brings the total principal amount borrowed from ExWorks to $18,000,000. In conjunction with entry into the Ninth Amendment, the Company issued to ExWorks a third amended and restated senior secured convertible note for $18,000,000 (the “Note”) and is obligated to issue 37,500 shares of the Company’s common stock to ExWorks as consideration for entry into the Ninth Amendment and the Company’s receipt of the Additional Funding. The Additional Funding will be considered a loan advance for purposes of determining the principal balance owed following entry into the Ninth Amendment. The Additional Funding is due to be repaid on or before July 31, 2019.

A copy of the Note is filed as Exhibit 6.1 to this Current Report on Form 1-U and a copy of the form of the Ninth Amendment was previously filed as Exhibit 6.1 to the Company’s Current Report on Form 1-U dated June 20, 2019. Any summary of the terms of the aforementioned documents are subject to, and qualified in their entirety by, the full text of such documents, which are incorporated herein by reference.

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

By:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	July 12, 2019

3

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

6.1	Third Amended and Restated Senior Secured Convertible Note, signed July 8, 2019 but effective as of June 20, 2019.

4